SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                    Three Year Period ending January 30, 2008

                    FORM U-12 (I) - B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12 (i) of the Public Utility Holding Company Act of 1935, as Amended ("PUHCA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

1. Name and business address of persons filing statement.

         Heller Ehrman White & McAuliffe LLP ("HEWM"), 1666 K Street, N.W., Suite 300, Washington, D.C. 20006-1228 and 701 Fifth Avenue, Suite 6100, Seattle, WA 98104. HEWM has additional offices that may provide services to Exelon Corporation, Commonwealth Edison Company, PECO Energy Company or its subsidiaries covered by Section 12(i) of the Public Utility Holding Company Act of 1935.

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule 71.

         Stan Berman, Becky Bruner, Paul Mohler and other attorneys at HEWM.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

         Exelon Corporation, Commonwealth Edison Company, PECO Energy Company, and other Exelon subsidiaries.

4. Position or relationship in which the undersigned is employed or retained by Exelon Corporation or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

         Attorneys; provide legal counsel and representation in regulatory proceedings before the Federal Energy Regulatory Commission, federal appellate courts, and other matters.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

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         Salary or other compensation:

                               to be              Person or company from
Name of         received       received           whom received or to be
Recipient          (a)           (b)              received

HEWM                           See 5(b) below     Exelon Corporation,
                                                  Commonwealth Edison Company,
                                                  PECO Energy Company,
                                                  and other Exelon Subsidiaries

(b) Basis for compensation if other than salary.

     hourly fees and disbursements

6. Expenses incurred by the undersigned or other person in item 2, above, during the calendar year in connection with activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client:

                           See  Exhibit  A,   submitted   under  a  request  for
confidential treatment.

(b) Itemized list of all other expenses:

                           No other expenses.

January 21, 2005                                    /s/ Paul Mohler
Date                                                Paul Mohler